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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

July 27, 2017

Erin E. Martin, Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Seneca Financial Corp.
Registration No. 333-218749

Registration Statement on Form S-1

Dear Ms. Martin:

On behalf of Seneca Financial Corp. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated July 10, 2017, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

General

1.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor its selling agent intends to present any written communications in reliance on Section 5(d) of the Securities Act of 1933 in connection with the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seneca Savings

Comparison of Operating Results for the Three Months Ended March 31, 2017 and 2016

Non-Interest Income, page 57

Erin E. Martin, Special Counsel

July 27, 2017

2.            We note that you reported a decrease of $55,000 in income from financial services for the three months ended March 31, 2017 due, in part, to a change in accounting from the accrual method to the cash method. Please revise to provide more granularity surrounding the detail of the accounting change and tell us how the change in accounting complies with GAAP.

Response: The disclosure has been revised on pages 64 and 67 to correct the reasons for the decrease. There was no change in accounting.

The Reorganization and Offering

How We Determined the Stock Pricing and the Number of Shares to be Issued, page 117

3.            We note that there appears to be a significant variation in asset size among the peer group companies as compared to each other and as compared to Seneca Financial Corp., as referenced in the table on page 7. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company’s “peers” and therefore used in determining its appraised value.

Response: The disclosure on page 126 has been revised in response to the comment.

4.            Please expand the discussion of the downward adjustment made for profitability, growth and viability of earnings to include the conclusions of RP Financial on interest rate risk and earnings growth potential.

Response: The disclosure on page 126 has been revised in response to the comment.

Report of Independent Registered Public Accounting Firm, page F-2

5.            You disclosed a change in accounting from the accrual method to the cash method for the recognition of income from financial services on pages 57 and 60. As it relates to the change in accounting methodology, please tell us if your auditor considered Auditing Standard 3101 issued by the Public Company Accounting Oversight. Please advise and revise as necessary.

Response: Please see the Company's response to Comment Three above.

*     *     *     *     *

Erin E. Martin, Special Counsel

July 27, 2017

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Jessica Livingston, Esq.
Michael Henderson, CPA
Stephen Kim, CPA
Joseph G. Vitale, President and Chief Executive Officer